SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

International Electronics, Inc.

(Name of Subject Company)

Rokonet Industries, U.S.A., Inc.

RISCO Ltd.

(Name of Filing Person — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

RISCO Ltd.

Moshe Alkelai

14 Hachoma Street

75655 Rishon-Letzion

Israel

Telephone: 972-3-963-7777

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

John R. Utzschneider

J.Q. Newton Davis

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110

Telephone: (617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,312,539.50	$225
*	Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of common stock of International Electronics, Inc. at a purchase price of $3.50 cash per share and 1,746,931 shares issued and outstanding as March 15, 2007, outstanding options with respect to 322,199 shares, in each case as of February 28, 2007, and outstanding warrants with respect to 20,167 shares, as of August 31, 2006.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $225.

Form or Registration No.: SC TO-T.

Filing Party: Rokonet Industries, U.S.A., Inc.

Date Filed: March 6, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1, 4 and 9.

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on March 6, 2007 by RISCO Ltd., a limited company organized under the laws of Israel (“RISCO”), and Rokonet Industries, U.S.A., Inc., a New York corporation and an indirect wholly-owned subsidiary of RISCO (the “Purchaser”), as supplemented and amended by Amendment No. 1 filed on March 21, 2007 and Amendment No. 2 filed on March 28, 2007. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Electronics, Inc., a Massachusetts corporation (“IEI”), at $3.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2007, as amended on March 21, 2007 and March 25, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 4 and 9 of this Schedule TO.

The Offer to Purchase is amended as follows:

On the page 4, Item 2, Acceptance for Payment and Payment, the last paragraph is deleted in its entirety.

On page 12, Item 10, Background of Offer; Contacts with IEI, the following is inserted at the end of such section:

“On March 26, 2007, RISCO and Purchaser filed a complaint in the U.S. District Court of the District of Massachusetts against IEI and its board of directors. In the complaint, RISCO is seeking, in addition to other remedies, a preliminary injunction to enjoin IEI and its board of directors from violating the Massachusetts Control Share Acquisition Statute. RISCO and Purchaser believe IEI was seeking to “bootstrap” certain conditions to RISCO’s tender offer into conditions to the IEI stockholder vote—a maneuver designed to prevent RISCO from amending or waiving its conditions in the future as it is permitted to do under the terms of its offer and federal securities law, without seeking yet another shareholder vote.

On March 27, 2007, RISCO issued a press release announcing the extension of the tender offer until midnight on April 26, 2007.

On April 4-5, 2007, a hearing was held with respect to the complaint. On April 9, 2007, RISCO and Purchaser obtained a preliminary injunction against IEI from the U.S. District Court of the District of Massachusetts in connection with its outstanding tender offer to purchase any and all shares of IEI common stock for $3.50 per share. The Court ordered IEI to file a proxy statement with the SEC setting forth RISCO’s proposed question to be put to IEI shareholders for the vote solicited under the Massachusetts Control Share Acquisition Statute and specific wording of a related Control Share Acquisition Statement to be circulated to IEI shareholder for consideration.”

On page 17, the last paragraph of Item 14, Conditions of Offer, is deleted and replaced in its entirety with the following:

“The foregoing conditions are for the sole benefit of RISCO and the Purchaser and may be asserted by the Purchaser regardless of the circumstances (excluding any affirmative action or omission by RISCO or the Purchaser) giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time (provided that all conditions to the Offer must be satisfied or waived prior to expiration of the Offer) in their reasonable discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, except that any such right may not be asserted after the Expiration Date. If a condition of the Offer is triggered, and the Purchaser nevertheless decides to proceed with the Offer, such decision shall constitute a waiver of such condition with respect to the events triggering such condition. Any determination made by us concerning the events described in this Section 14 shall be subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.”

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 6, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by RISCO Ltd. dated March 6, 2007.*
(a)(5)(B)	Form of summary advertisement dated March 6, 2007.*
(a)(5)(C)	Press release issued by RISCO Ltd. dated March 21, 2007.*
(a)(5)(D)	Press release issued by RISCO Ltd. dated March 27, 2007.*
(a)(5)(F)	Press release issued by RISCO Ltd. dated April 9, 2007.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously Filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2007

Rokonet Industries, U.S.A., Inc.

By:	/s/ Moshe Alkelai
Name:	Moshe Alkelai
Title:	Chairman of the Board

RISCO Ltd.

By:	/s/ Moshe Alkelai
Name:	Moshe Alkelai
Title:	Chairman of the Board

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 6, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by RISCO Ltd. dated March 6, 2007.*
(a)(5)(B)	Form of summary advertisement dated March 6, 2007.*
(a)(5)(C)	Press release issued by RISCO Ltd. dated March 21, 2007.*
(a)(5)(D)	Press release issued by RISCO Ltd. dated March 27, 2007.*
(a)(5)(F)	Press release issued by RISCO Ltd. dated April 9, 2007.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously Filed.